SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

14048803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47783 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoreCap Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 Town Center, 11th Floor
(No. and Street)

Southfield (City) MI (State) 48075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. Max Pett (888) 296-3360
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

## OATH OR AFFIRMATION

I, R. Max Pett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoreCap Investments, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CARRIE L IRWIN
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jan. 14, 2017
Acting in the County of ______

[signature] 02/27/14
Notary Public

[signature] 2-27-14
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j)* A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)* An Oath or Affirmation.
- ☒ (m) A copy of SIPC Supplemental Report
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

# CORECAP INVESTMENTS, INC.

DECEMBER 31, 2013

# COREcap INVESTMENTS, INC.

## DECEMBER 31, 2013

## TABLE OF CONTENTS



### Other Matters

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215)569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215)542-7544

## Independent Auditors' Report

To the Board of Directors
Corecap Investments, Inc.

### Report on the Financial Statements

We have audited the accompanying financial statements of Corecap Investments, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our adverse audit opinion.

**Basis for Adverse Opinion**

As discussed in Note 7 to the financial statements, the Company did not consistently maintain their books and records on an accrual basis and appears to have failed to record certain assets, liabilities, and expenses. Accounting principles generally accepted in the United States of America require the Company's books and records be maintained on the accrual basis and require the recording of all pertinent activity.

**Adverse Opinion**

In our opinion, because of the significance of the matters discussed in the Basis for Adverse Opinion paragraph, the financial statements referred to above do not appear to present fairly the financial position of Corecap Investments, Inc. as of December 31, 2013, or the results of its operations or its cash flows for the year then ended.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other record used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. Because of the significance of the matters described in the Basis for Adverse Opinion paragraph, it is inappropriate to and we do not express an opinion on the supplementary information referred to above.

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
March 3, 2014

# COREСAP INVESTMENTS, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2013

### ASSETS

| | |
|---|---|
| Cash | $143,890 |
| Receivables | 134,942 |
| Deposit with clearing agent | 50,000 |
| Deferred tax benefit | 50,315 |
| TOTAL ASSETS | $ 379,147 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| Current Liabilities | |
| Accounts payable, accrued expenses, and other liabilities | $ 134,755 |
| TOTAL LIABILITIES | 134,755 |
| Shareholders' Equity | |
| Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2013 | 1,000 |
| Additional paid-in capital | 181,823 |
| Retained earnings | 61,569 |
| Total Stockholders' Equity | 244,392 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 379,147 |

The accompanying notes are an integral part of these financial statements

# CORECAP INVESTMENTS, INC.
## STATEMENT OF INCOME AND EXPENSES
## YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Revenues: | |
| Commissions | $ 1,133,902 |
| Investment advisory fees | 29,388 |
| Other income | 11,461 |
| Total revenue | 1,174,751 |
| Operating Expenses: | |
| Commission Expense | 642,152 |
| Clearance Fees | 187,036 |
| Communications | 14,661 |
| Occupancy | 34,952 |
| Other operating expenses | 190,968 |
| Total Operating Expenses | 1,069,769 |
| Net income | $ 104,982 |

The accompanying notes are an integral part of these financial statements.

# CORECAP INVESTMENTS, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Income | $ 104,982 |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| (Increase) decrease in operating assets: | |
| Receivables | (77,865) |
| Prepaid expenses and deposits | 36,308 |
| Increase (decrease) in operating liabilities: | |
| Accounts payable, accrued expenses and other Liabilities | 28,213 |
| Total adjustments | (13,344) |
| Net cash provided by operating activities | 91,638 |
| Cash flows from investing activities: | |
| Disposition of furniture and equipment | 310 |
| Net cash provided by investing activities | 310 |
| Cash flows from financing activities: | |
| Dividend on common stock | (29,614) |
| Net cash used by financing activities | (29,614) |
| Net increase in cash | 62,334 |
| Cash at beginning of year | 81,556 |
| Cash at end of year | $143,890 |

The accompanying notes are an integral part of these financial statements.

# CORECAP INVESTMENTS, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance – January 1, 2013 | $ 1,000 | $ 211,437 | $ ( 43,413) | $ 169,024 |
| Dividend on common shares | - | (29,614) | - | (29,614) |
| Net Income | - | - | 104,982 | 104,982 |
| Balance – December 31, 2013 | $ 1,000 | $ 181,823 | $ 61,569 | $ 244,392 |

The accompanying notes are an integral part of these financial statements.

# CORECAP INVESTMENTS, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2013

### NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

CoreCap Investments, Inc. ("CoreCap Investments" or the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania on February 7, 1994 under the name of Windsor, Sheffield & Co., Inc. Windsor, Sheffield was acquired by Core Capital Holdings, Inc. in June 2013 pursuant to a Purchase and Sale Agreement dated May 10, 2012. Upon the closing of the transaction the Company was renamed Corecap Investments, Inc. CoreCap Investments was approved on March 8, 1996 for registration with the National Association of Securities Dealers, Inc. ("NASD"), now the Financial Industry Regulatory Authority ("FINRA"). As such it conducts a general securities brokerage business. The Company's securities activities are regulated and examined by the laws, rules, and regulations of the Securities and Exchange Commission ("SEC") and FINRA.

CoreCap Investments operates as an introducing broker-dealer clearing its clients' securities transactions on a fully disclosed basis through a clearing broker-dealer. The Company provides brokerage and insurance services to its clients including the purchase and sale, as agent, of mutual fund shares, corporate stocks, bonds and notes, and the sale of life insurance and annuity products.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from certain provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

**COREcAP INVESTMENTS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2013**

## NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (con't)

Income Taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. The temporary differences are the differences between the reportable amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition Policy:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees and insurance commissions are recorded when earned.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provisions of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("**ASC 740-10**"). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provided guidance on derecognition, classification, interest, and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions,

**CORECAP INVESTMENTS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2013**

Accounting for Uncertainty in Income Taxes (con't)

if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2013 the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years December 31, 2010 to 2013 remain open for audit.

## NOTE 2- Net Capital Requirement

The Company is also subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $107,665, which was $57,665 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.25 to 1 as of December 31, 2013

## NOTE 3 – Contingencies and Commitments

The Company acts as an introducing broker and forwards all transactions for its customers to its clearing firm on a fully disclosed basis. Through this arrangement, the securities activities of the Company's customers' are reflected on the books and records of the clearing agent in accounts that they carry in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. In connection with this arrangement, the Company is contingently liable to the clearing agent in the event of nonperformance by its introduced customers. The agreement provides for clearing charges at fixed rates multiplied by the number of transactions executed by the Company. This relationship requires a $50,000 deposit.

**NOTE 4 – Off-Balance Sheet Risk And Concentration Of Credit Risk**

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

**NOTE 5 – Guarantees**

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

**NOTE 6 – Income Taxes**

At December 31, 2012, the Company had a net operating loss carry forward for federal and state income tax purposes. Due to the uncertainty of the accuracy of the Statement of Income and Expenses for the year ended December 31, 2013, the calculation of the federal and state net deferred tax assets and the provision for federal and state income taxes were not prepared at December 31, 2013.

**NOTE 7 – Basis for Adverse Opinion**

During 2013, the Company was acquired by a holding company. As a result, the Company entered into expense sharing agreements with related companies. Intercompany accounting errors resulted in certain assets of the Company, including prepaid insurances and regulatory fees, being paid by, and carried on the books of, the parent company. In addition, expenses including personnel costs, rent, utilities, regulatory fees and other expenses paid by related companies do not appear to have been properly allocated to, and recorded by, the Company. Audit fees were not accrued by the Company and it was not possible to determine if other accounts payable or accrued liabilities should have been recorded, but were not. As a result of the intercompany activity, the fair presentation of the financial position, the result of operations, and the cash flows of the Company could not be determined.

## SCHEDULE I

# CORECAP INVESTMENTS, INC.
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2013

NET CAPITAL

| | |
|---|---|
| Total stockholders' equity from statement of financial condition | $ 244,392 |
| Deduct non-allowable assets: | |
| Receivables | 86,412 |
| Other assets | 50,315 |
| Total deductions | 136,727 |
| Net capital | $ 107,665 |
| Minimum net capital required | $ 50,000 |
| Excess net capital | $ 57,665 |
| Excess net capital at 1,000% | $ 47,665 |
| Aggregate indebtedness | $ 134,755 |
| Ratio of aggregate indebtedness to net capital | 1.25 to 1 |

## SCHEDULE I

# CORECAP INVESTMENTS, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2013

| | |
|---|---|
| Net capital, as reported in Company's part II (unaudited) FOCUS report | $ 110,711 |
| Audit Adjustments: | |
| (Increase) in non allowable assets | (6,628) |
| Increase in additional paid in capital | 4,001 |
| (Decrease) in retained earnings | (419) |
| Total audit adjustments | (3,046) |
| Net capital per above computation | $ 107,665 |

**SCHEDULE II**

## CORECAP INVESTMENTS, INC.
### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

## Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

**To the Board of Directors**
**Corecap Investments, Inc.**

In planning and performing our audit of the financial statements and supplemental schedules of Corecap Investments, Inc. (the ***"Company"***), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Corecap Investments, Inc. as of and for the year ended December 31, 2013, and we have expressed an adverse opinion on the aforementioned financial statements. We identified material weaknesses in the process of recording intercompany expenses and the accrual of liabilities. As of the date of the completion of this review, corrective actions have not been implemented.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We have identified material weaknesses, described above and as a result we do not believe the Company's practices and procedures, as described in the second

paragraph of this report, were adequate at December 31, 2013 to meet the aforementioned SEC Regulation.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
March 3, 2014

# CORECAP INVESTMENTS, INC.

## SECURITIES INVESTOR PROTECTION CORPORATION
## FORM SIPC-7

## SEC FILE NO. 8-47783

## YEAR ENDED DECEMBER 31, 2013

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

**To The Board of Directors**
**Corecap Investments, Inc.**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Corecap Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Corecap Investments, Inc.'s compliance with the applicable instructions of the General Assessment Report (Form SIPC-7). Corecap Investments, Inc.'s management is responsible for Corecap Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
March 3, 2014

**CORECAP INVESTMENTS, INC.**
**SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE**
**SECURITIES INVESTOR PROTECTION CORPORATION**
**FOR THE YEAR ENDED DECEMBER 31, 2013**

| Period Covered | Date Paid | Amount |
|---|---|---|
| General assessment reconciliation for the year ended December 31, 2013 | | $650 |
| Payment schedule: | | |
| SIPC-6 | 7/29/2013 | 529 |
| SIPC-7 | 2/27/2014 | 108 |
| Balance due | | $ 13.00 |